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                                                                     Exhibit 4.4

                        Resolutions for FPC Savings Plan
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WHEREAS, the Investment Committee (the "Committee") for the Savings Plan for
Employees Trust of Florida Progress Corporation (the "Plan"), in connection with the Share Exchange between Florida Progress Corporation ("FPC") and CP&L Energy, Inc. ("CP&L"), has determined that, in accordance with Section 8.03 of the Plan document, it is appropriate to revise the Investment Funds available to Members in the plan.

NOW, THEREFORE, BE IT RESOLVED, the Committee hereby establishes a new Investment Fund in the Plan as follows:

               CP&L Energy, Inc. Common Stock Fund A Fund consisting of CP&L
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               Energy, Inc. ("CP&L") Stock, together with all income and
               accretions thereon, with the objective of achieving both income and capital growth with return based on dividends and changes in the stock's market value. The Trustee of this Investment Fund may enter into an agreement with CP&L to purchase or sell P&L Stock or may direct an agent independent from CP&L (hereinafter "Independent Agent") to purchase or sell CP&L Stock. The price for such stock, if purchased from and / or sold to CP&L, shall be based on the New York Stock Exchange Composite Transactions on the 15th day of each month. However, the purchase or sales price on the reinvestment of cash dividends on CP&L Stock, if purchased from CP&L, shall be based on the New York Stock Exchange Composite Transactions on the dividend payment date. In the event the 15th day of any month or a dividend payment date falls on a date other than a business day, the purchase or sales price shall be similarly determined on the next preceding business day. The price of such stock, including for the reinvestment of cash dividends, if purchased by or sold by an Independent Agent, shall be the average price at which the Independent Agent acquires the stock, plus any related brokerage commission to the Independent Agent. Members or their Beneficiaries shall have all voting rights with respect to CP&L common stock. This Investment Fund shall include all CP&L common stock received through the Share Exchange pursuant to the Agreement and Plan of Share Exchange between Florida Progress Corporation and CP&L (the "share Exchange"); and

FURTHER RESOLVED, that no additional investments shall be allowed in the Florida Progress Corporation Company Stock Fund; and

FURTHER RESOLVED, that the above authorized actions are effective upon closing of the Share Exchange between Florida Progress Corporation and CP&L.